PRESS RELEASE

Klondex Mines Reports Second Quarter 2014 Operational Results

Vancouver, BC – July 16, 2014 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) is pleased to report preliminary selected operational results for the Company’s second quarter ended June 30, 2014.

Klondex Mines Operational Results

	2Q 2014	1Q 2014	Total

Underground Operations
Tons Mined	54,659	22,370	77,029

Processing
Tons Milled	46,047	21,727	67,774
Au Ounces Recovered	17,093	13,545	30,638
Ag Ounces Recovered	325,018	158,372	483,390
Au Equivalent Ounces Recovered	22,239	16,052	38,291

Au Ounces Sold	20,293	3,369	23,662
Ag Ounces Sold	343,025	58,053	401,078
Au Equivalent Ounces Sold	25,724	4,288	30,012

Paul Huet, President and CEO commented, “As we continued to ramp up our Nevada operations, our team delivered excellent results. Based on our first half operating results, we are on track to meet management's expectations in 2014. More importantly, we have a stronger balance sheet as cash and working capital increased at the end of 2Q2014, compared to 1Q2014. The recently announced bought deal financing, expected to close by July 31, 2014, will provide for development programs and accelerated exploration at Midas and Fire Creek.”

Klondex will release its 2014 second quarter financial and operational results after market close on Tuesday August 12, 2014, and will hold a conference call on Wednesday August 13, 2014, at 10:30 AM EST. The Company invites you to participate in the upcoming conference call to discuss its second quarter financial and operating results for 2014.

A playback of the conference call will be available via the website and will be posted within 24 hours of the call.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is being mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been producing gold and silver since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek, and Klondex is in the process of obtaining the full mining permit.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to the preliminary selected operational results for the Company’s second quarter ended June 30, 2014. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com